FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Quarter ended June 30, 2002

AES Drax Energy Limited

18 Parkshot
Richmond
Surrey TW9 2RG
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

Total Pages = 29

AES DRAX ENERGY LIMITED

INDEX

PRESENTATION OF CURRENCY AND FINANCIAL INFORMATION

Amounts set forth in the financial statements included in the appendix to this report are stated in pounds sterling. In this report, references to "£", "pounds sterling" or "Pounds" are to the currency of the United Kingdom, which we sometimes refer to as the UK. References to "US dollars", "US$" or "$" are to the currency of the US. In this report, "US GAAP" means US generally accepted accounting principles and "UK GAAP" means UK generally accepted accounting principles.

FORWARD LOOKING STATEMENTS

Certain statements included in this report are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof. Forward looking statements can be identified by the use of forward-looking terminology such as "believe," "expects," "may," "intends," "will," "should" or "anticipates" or the negative forms of other variations of these terms of comparable terminology, or by discussions of strategy. Future results covered by the forward-looking statements may not be achieved. Forward looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we have identified some of these risks, uncertainties and other important factors in this report and you should also review "Item 1. Key Information – Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2001, ("2001 Annual Report") which is hereby incorporated by reference herein.

You should also consider, among others, the following important factors:

- general economic and business conditions in the UK;
- changes in governmental regulations affecting the Drax Power Station and the UK electric power industry generally, including changes in the New Electricity Trading Arrangements ("**NETA**") that were implemented on March 27, 2001;
- power prices and resource availability and pricing;
- general industry trends;
- changes to the competitive environment;
- changes in business strategy, development plans or vendor relationships, in the market for power in the UK or in our hedging arrangements relating to power sales;
- availability, terms and deployment of capital;
- interest rate volatility;
- changes in currency exchange rates, inflation rates and conditions in financial markets; and
- availability of qualified personnel.

These forward-looking statements speak only as of the date of this report. We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report, and we do not assume any responsibility to do so.

MARKET DATA AND INDUSTRY TERMS

In this report, we rely on, and refer to, information and statistics regarding economic conditions and trends, the market for electric power and our market share in the sectors of that market in which we compete. We obtained this information and statistics from various third-party sources and/or our own internal estimates. We believe that these sources and estimates are reliable, but we have not independently verified them and cannot guarantee their accuracy or completeness.

The Drax Power Station's business is the generation and sale of electricity. Generated electricity is sold under a two-part pricing method, representing the two main products, capacity and energy, produced by electric generating facilities. Energy refers to the sale of actual electricity produced by a power station and capacity refers to the generating capability of a particular plant. Under the current market structure Drax Power Station sells both electricity *capacity*, which is expressed as kilowatts ("**KW**"), megawatts ("**MW**"), gigawatts ("**GW**") or terawatts ("**TW**") of electricity available for use at any point in time, and electrical *energy*, which is expressed as kilowatt hours ("**KWh**"), megawatt hours ("**MWh**"), gigawatts hours ("**GWh**") or terawatts hours ("**TWh**") of electricity produced or consumed over a period of time. One KW = 1,000 watts, one MW = 1,000KW, one GW = 1,000MW and one TW = 1,000GW.

PART I

FINANCIAL INFORMATION

ITEM 1. INTERIM FINANCIAL INFORMATION

The appendix to this quarterly report contains the unaudited condensed financial statements of the following companies:

ITEM 2. DISCUSSION AND ANALYSIS OF FINANCING CONDITION AND RESULTS OF OPERATION

General

AES Drax Energy Limited is a holding company with no material operations. We were formed on February 28, 2000 in order to issue the 11.25% Senior Secured Notes due 2010 and the 11.5% Senior Secured Notes due 2010, which we refer to as the **notes**. Our only asset is the indirect ownership of 90% of the outstanding capital stock of AES Drax Power Limited, the owner of the Drax Power Station. We are entirely dependent on the receipt of distributions from our direct and indirect subsidiaries to meet our obligations under the notes. AES Drax Energy is a wholly owned subsidiary of The AES Corporation. The AES Corporation files annual (audited) and quarterly (unaudited) reports with the Securities and Exchange Commission under the Securities and Exchange Act of 1934 (the "1934 Act"), which are publicly available. We filed our 2001 Annual Report under the 1934 Act with the Securities and Exchange Commission on April 30, 2002, which is also publicly available.

AES Drax Energy Limited

As we are a holding company with no operations of our own, the following discussion relates to the operating results of AES Drax Power Limited ("AES Drax"), the owner of the Drax Power Station. AES Drax will provide distributions, group relief payments and/or intercompany loans to our indirect subsidiary, AES Drax Limited, to pay principal, premium, if any, and interest on our debt obligations.

General

The following discussion contains forward-looking statements regarding AES Drax and its operations. These statements are based on the current plans and expectations of AES Drax and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements.

The economics of any electric power facility are primarily a function of the price of electricity, the quantity of electricity that is produced and sold and the level of operating expenses incurred. Generally, the greater the percentage of time a unit is operating, the greater the revenues associated with that unit.

Through the first quarter of 2001 AES Drax's business activities concentrated on selling electricity generated by the Drax Power Station into the Pool. The Pool remained in place until March 27, 2001 when NETA was implemented. The market for wholesale electric energy and energy services was largely deregulated as a result of implementation of the NETA compared with the prior Pool arrangements. In a competitive market where operation is based on bids made by owners of generating assets in the region, AES Drax expected that owners of lower marginal cost facilities would bid lower prices, and therefore these facilities would be in operation more often than higher marginal cost facilities. However, the trend has been that participants in the NETA have bid lower prices to avoid having to "flex" their plant (increase and decrease output whilst under contractual agreements) and suffer the penalties for being out of balance (unable to match actual output against contracted output). In addition, participants have also been operating plant at less than full capacity to provide them with reserve power, which can be called upon to cover any outages or restrictions to their plant. This makes the generation market less economic, as plants are operating at lower thermal efficiencies (increased cost of production); it also ensures that the current level of demand is shared amongst more operators, thus encouraging older, less efficient and less environmentally friendly plant to run.

Our overall business strategy is to market and sell virtually all of our net generating capacity to counter-parties under long term contracts in order to avoid volatility in our revenue and cash flow otherwise associated with reliance upon merchant operations in the electricity market. A significant proportion of our output is therefore hedged under a long-term contract. We amended the Hedging Contract in connection with the implementation of NETA, which has assisted this process, as the amendments make it easier for us to enter into contracts with other counter-parties.

Results of Operations

AES Drax's results of operations depend on payments made to it by TXU under the Hedging Contract until expiry or termination of that agreement, on revenues from the sale of electric energy, capacity and other related products, its ability to successfully operate under NETA, its trading strategy and on the level of its operating expenses.

Selected Consolidated Profit and Loss Data in accordance with UK GAAP:

	Three months ended June 30, 2002	*Three months* ended June 30, 2001	*Six months* ended June 30, 2002	*Six months* ended June 30, 2001
	(in £000's)		(in £000's)	
Revenues	129,035	139,553	274,879	309,479
Gross Profit	80,063	75,908	164,442	157,472
Administrative expenses	(37,199)	(47,499)	(84,010)	(76,718)
Operating profit	42,864	28,409	80,432	80,754
Interest receivable and similar income	6,900	4,692	13,000	8,142
Interest payable and similar charges	(51,933)	(52,396)	(104,119)	(103,653)
Loss on ordinary activities before taxation	(2,169)	(19,295)	(10,687)	(14,757)
Loss on ordinary activities after taxation	(5,446)	(18,874)	(19,959)	(21,073)

Operating Results for the three and six month periods ended June 30, 2002 and 2001

Revenues for the quarter ended June 30, 2002 totalled £129.0 million (2001: £139.6 million). The 7.6% decrease in revenues for the second quarter of 2002, compared to the same period in 2001, is due principally to a reduction in the volume of electricity sold during the summer months. Revenues for the six months ended June 30, 2002 totalled £274.9 million (2001: £309.5 million), a decrease of 11.2%.

Sales in the second quarter of 2002 totalled 4,187.9 GWh (2001: 5,024.6 GWh). The majority of this reduction was in our TXU hedge sales, having reduced by 1,228.0 GWh from the same period in 2001. This decline in volume is due to the effects of competition, meaning TXU have made reduced calls due to the pressure of low market prices and the 30% of over-capacity that exists in the UK generation market. The year-to-date position for 2002 has seen a reduction in volumes of GWh sold to total 9,376.1 GWh for the six months ended June 30, 2002 (2001: 12,220.9 GWh).

The following graph shows the trend in Annual Baseload Contracts for the year ended December 31, 2001 (such contracts are where electricity is supplied 24 hours per day, 7 days per week). The chart indicates that for 2001 baseload prices fluctuated between £18.00 – 21.00 per MWh.

Annual Baseload Prices


£/MWh
21
20.5
20
19.5
19
18.5
18
17.5
17
16.5
03/01/2001
17/01/2001
31/01/2001
14/02/2001
28/02/2001
14/03/2001
28/03/2001
11/04/2001
25/04/2001
09/05/2001
23/05/2001
06/06/2001
20/06/2001
04/07/2001
18/07/2001
01/08/2001
15/08/2001
29/08/2001
12/09/2001
26/09/2001
10/10/2001
24/10/2001
07/11/2001
21/11/2001
05/12/2001
19/12/2001
02/01/2002

In the first six months of 2002, prices continued to fall. In the second quarter of 2002, prices averaged £16.34/MWh, a level which represented an increase from the low levels seen in March 2002. In August prices have decreased slightly to approximately £15.82/MWh due to summer trading conditions and high market competition at this time.

Annual Baseload Prices


£/MWh
20
19
18
17
16
15
14
02/01/2002
09/01/2002
16/01/2002
23/01/2002
30/01/2002
06/02/2002
13/02/2002
20/02/2002
27/02/2002
06/03/2002
13/03/2002
20/03/2002
27/03/2002
03/04/2002
10/04/2002
17/04/2002
24/04/2002
01/05/2002
08/05/2002
15/05/2002
22/05/2002
29/05/2002
05/06/2002
12/06/2002
19/06/2002
26/06/2002
03/07/2002
10/07/2002
17/07/2002
24/07/2002
31/07/2002
07/08/2002
14/08/2002
21/08/2002

Cost of sales for the quarter ended June 30, 2002, which are primarily fuel costs, were £49.0 million, compared to £63.6 million for the quarter ended June 30, 2001. Cost of sales for the six month period also show a reduction in fuel costs to £110.4 million compared to £152.0 million for the same period in 2001. The reduction in fuel burnt for the second quarter of 2002, compared to the same period in 2001, is due to the reduction in generation from 5,251.9 GWh to 4,435.8 GWh, a reduction of 15.5%, which reflects the

6

reduced electricity sales. The generation for the six months to June 30, 2002 declined by 21.0% compared to the same period in 2001, with generation levels at 10,092.0 GWh versus 12,779.3 GWh for the 2001 period. The impact of the reduction is also reflected in AES Drax's load factor, which decreased from 74.4% for the six months ended June 30, 2001 to 58.9% for the six months ended June 30, 2002.

The cost of fuel remained in line with expectations due to the transition from the supply contract with Innogy plc (formerly National Power plc) to one with UK Coal Mining Limited (formerly RJB Mining (UK) Limited). Therefore the reduced fuel costs are in line with our expectations.

Gross profit (revenues less cost of goods sold) was £80.1 million (2001: £75.9 million) for the quarter ended June 30, 2002. This gives a gross margin for the second quarter of 2002 and the first six months of approximately 62.0% (2001: 54.4%) and 59.8% (2001: 50.9%) respectively. The improvement in the gross margin during the second quarter and the first six months of 2002 compared to the same periods in 2001, is due to two factors:

- The average selling price (total revenues divided by total volume of electricity sold) has increased by 10.9% in the second quarter of 2002, compared to the same period in 2001, taking into account all of our sources of income.
- Our fuel costs have decreased by 9.1% in 2002, which reflects the move from Innogy plc as our main supplier, to UK Coal Mining Limited.

Administrative expenses for the second quarter of 2002 were £37.2 million (2001: £47.5 million), a decrease of 21.7% and for the six months ended June 30, 2002 were £84.0 million (2001: £76.7 million), an increase of 9.5%.

These expenses consist primarily of fixed operations, maintenance and other variable costs and the expenditure was broadly in line with our expectations. There was an increased level of expenditure in the first quarter of 2002 but expenditures decreased in the second quarter due to the following:

- The "Balancing System Use of System" charges or BSUoS, which we have discussed in previous filings, cover the NGC costs of balancing the system under NETA. For the second quarter of 2002, these totalled £6.7 million less than the costs incurred in the second quarter of 2001 and £9.8 million less compared to the half year to June 2001. Such costs are an on-going part of our NETA costs.
- The increase in our insurance premiums following renewal in November 2001, when our premiums increased from approximately £3.7 million per annum to £7.5 million per annum. This significant increase in the premiums payable was due to:

    - The impact of September 11th on the insurance market as a whole.
    - The withdrawal of certain insurers from the power sector.
    - Insufficient capacity available in the insurance market at the time of renewal.
    - AES Drax's claims history during the first year of the policy.

  This added approximately £1.5 million to our insurance expense for the quarter ended June 30, 2002 compared to the same period in 2001. These costs are projected to be approximately £11.5 million for the year ended December 31, 2002.
- The "Imbalance Charges", which are part of the costs of operating under NETA, of approximately £1.1 million that were incurred during the first quarter of 2002 were significantly reduced to only £70,000 in the second quarter of 2002. We also received approximately £8.1 million for the second quarter, and £11.2 million to date for the half year of 2002, in revenues from the Balancing Mechanism and we are confident that we shall remain cash positive in respect of these sources of income and costs.
- The balance of the changes in administrative expenses for the second quarter of 2002, compared to 2001, was due to two factors:
    - Additional amortisation expense. The amortisation of an acquisition adjustment for the fuel contract with Innogy plc was completed when the contract expired in September 2001. This adjustment had a beneficial effect on our amortisation expense during the first half of 2001; so as this is no longer available, this has increased our amortisation expense for the half year ended June 30, 2002 by £10.6 million, offsetting in part certain of the benefits described above.

- The timing and extent of outage work performed. The outage work for 2002 has mostly been incurred during the third quarter, in the months of July and August, whereas during 2001, outage work was carried out in the second quarter.

Operating profit from continuing operations was £42.9 million (2001: £28.4 million) for the quarter ended June 30, 2002 and £80.4 million (2001: £80.8 million) for the six months ended June 30, 2002.

Interest payable and similar charges were £51.9 million for the second quarter of 2002, and totalled £52.4 million for the second quarter in 2001, representing a slight decrease of approximately 0.9%. The six monthly interest payable and similar charges for 2002 were £104.1 million (2001: £103.7 million), an increase of only 0.4%. The interest expense comprises three major components:

(i) The bank debt, which has a principal under UK GAAP of £1.37 billion as at December 31, 2001, accruing interest at 8.9% per annum. This principal is calculated by deducting the proceeds of the issuance of the senior bonds from the value of the Original Bonds issued at financial close (£1.725 billion).

(ii) The senior bonds, which have a principal of approximately £400 million, of which half accrues interest at 10.41% and the other half at 9.07%.

(iii) The notes, which have a principal of £267 million, of which £135 million accrues interest at 11.25% and £132 million accrues interest at 11.5%.

The additional interest expense charged, in addition to the above, reflects the impact of the various interest rate and foreign currency swaps that AES Drax has in place, plus the costs of the letter of credit used to fund the Required Balance under the Bank Facility. The interest rate swaps, in particular, are currently increasing our interest expense as interest rates (GBP 6 month LIBOR) have fallen to an unexpected low of 4.13625% as at December 31, 2001, which applies across the period from January 1 to June 28, 2002. This has added an additional £4.3 million to our interest expense for the second quarter of 2002, however, these swaps are 15 year instruments and we believe that we shall benefit from their protection over the life of the loans.

The payment of the interest due on the Notes in February 2002 was paid, in part, from the Debt Service Reserve Account held at AES Drax Energy. This was due to the insurance "technical default" which prevented the distribution of cash from AES Drax Power Limited. The balance was paid from cash held by AES Drax Energy Limited, in addition to the Debt Service Reserve Account. There was more than sufficient cash available at AES Drax to pay the interest and AES Drax intends to replenish the Debt Service Reserve Account as part of the distributions required at the end of June 2002, to meet the interest payable on the Notes at the end of August 2002, subject to obtaining the Bank Waiver.

The level of interest expense reflects the significant borrowings we made to finance the acquisition of the Drax Power Station.

Interest receivable and other income was £6.9 million for the second quarter of 2002 and £4.7m for the second quarter of 2001, representing an increase of approximately 46.8% over 2001. The six monthly interest income has also increased from £8.1 million in 2001 to £13.0 million in 2002, an overall increase of 60.5%. This income represents not only the interest accrued on the various bank balances held by AES Drax, but also reflects the benefits accrued from the Harich Swap.

The effect of the reduced costs of sales, administrative expenses and interest payable costs is that we incurred a loss on ordinary activities before taxation of £2.2 million (2001: Loss of £19.3 million) for the quarter ended June 30, 2002, a reduction in the amount of loss of 89.1%. However, the six months to June 30, 2002 show a loss of £10.7 million (2001: Loss of £14.8 million).

We incurred a corporation tax charge of £3.3 million (2001: Tax credit £0.4 million) for the second quarter ended June 301 2002 and £9.3 million charge (2001: £6.3 million) for the half year to June 30, 2002. This equates to an effective tax rate of 151.1% (2001: Credit 2.2%) for the second quarter of 2002, even though UK corporation tax rate is currently 30%. The reason for the increased tax charge is primarily due to the significant value of the disallowable items in our tax computation that are added back when calculating the taxable profits in 2002 and 2001, and the impact of deferred tax charges.

SIGNIFICANT DEVELOPMENTS DURING 2002

Insurance and Bank Waiver

The insurance cover required under the Facility Agreement is not achievable in the market place at the current time. Our annual insurance premium during 2001 has increased from approximately £3.7 million per annum to £7.5 million per annum, even though the deductible for property damage and business interruption has increased from £5 million to £50 million. The maximum deductible permitted under the Facility Agreement is £10 million.

The main reasons for the difficulty in replacing our required insurance are the effects of September 11th on the insurance market as a whole and shrinking capacity for insurance of power plants, combined with our claims history under the previous policy (the transformer fire and rotor winding earth fault claims).

The Senior Bond Indenture was amended as of 25 February 2002 to reflect the current insurance cover, as the original requirements under the Senior bond Indenture were no longer available on commercially reasonable terms. We also requested a temporary waiver in respect of this insurance cover from the Majority Banks in late February but we subsequently withdrew this waiver request prior to its approval.

As we had not obtained approval of the requested bank waiver at the time of the distribution period at the end of December 2001 when we made payments on the Original Bonds and bonds, AES Drax Power Ltd was unable to distribute the cash required to AES Drax Holdings for onward distribution to AES Drax Energy Limited for payment of the debt service due on AES Drax Energy's high yield notes payable at the end of February 2002 of £15.7 million. As a result, AES Drax Energy used the funds available in the Debt Service Reserve Account, plus some cash that was previously trapped in the company to make the February 2002 debt service obligations in respect of the high yield notes. This left a balance of approximately £7.4 million on the AES Drax Energy Debt Service Account. The required Debt Service Reserve Account balance is approximately £15.8 million.

Since the insurance renewal in November 2001, we have continued working with AON, our insurance brokers, to try to secure a reduction in the deductible. We have now negotiated with insurers to put in place another layer of cover for losses between £25 million and £50 million and there is 100% participation in this level. The premium for this was £2.4 million which, if annualised, would increase our premium to approximately £11.5 million per annum.

We were successful in obtaining a waiver from the Banks (the "Bank Waiver") to amend the required terms of insurance coverage on July 1, 2002. AES Drax proposed that the insurance requirements be amended to reflect the currently obtainable levels of cover and maximum deductible which would then be reviewed by the Banks' Insurance Adviser prior to future renewal dates. If the Adviser concludes that better cover can be obtained on commercially reasonable terms then we will be required to put such cover in place (subject to the cover not being required to be better than the original requirements of the Facility Agreement). The Bank Waiver remains valid until the expiry of the current insurance cover on November 26, 2002.

We have agreed to retain a buffer amount in an Insurance Reserve Account until such time as the maximum deductible is equal to or better than the original requirements of the Facility Agreement. This buffer amount is the lesser of (A) £15,000,000; and (B) the "Maximum Deductible" in respect of Property (Material Damage) "All Risks" Insurance at the relevant time less £10,000,000.

Therefore, as part of the Bank Waiver the Insurance Schedule was amended to reflect:

(a) the level of coverage required in respect of Property (Material Damage) "All Risks" Insurance and Business Interruption Insurance shall be at least 85% of the minimum sum insured (calculated as a weighted average of the levels of cover for each layer of insurance (excluding the deductible) provided that each layer has a minimum level of cover of 70%);

(b) (the level of coverage required in respect of terrorist action under Property (Material Damage) "All Risks" Insurance and Business Interruption Insurance shall be at least 70% of the minimum sum insured (calculated as a weighted average of the levels of cover for each layer of insurance (excluding the deductible) provided that each layer has a minimum level of cover of 60%); and

(c) the "Maximum Deductible" in respect of Property (Material Damage) "All Risks" Insurance in Part 1 of Exhibit A to the Insurance Schedule shall be £25,000,000 each and every loss,

provided that:

(i) prior to each renewal of the Insurances, the Insurance Adviser shall be requested to review the insurance cover available to AES Drax and report to the Agent whether insurance cover is available on commercially reasonable terms which is more favourable to AES Drax in respect of the levels of cover and deductible (as described above in paragraph (a) to (c)). If the Insurance Adviser reports that improved cover is available the Insurance Schedule shall be amended accordingly provided that the "Maximum Deductible" in respect of Property (Material Damage) "All Risks" Insurance shall not be less than £10,000,000 each and every loss; and

(ii) An Insurance Reserve Account will be maintained, which shall contain the lesser of: (A) £15,000,000; and (B) the "Maximum Deductible" in respect of Property (Material Damage) "All Risks" Insurance at such time less £10,000,000.

In the Form 20-F for the year ended December 31, 2001, we disclosed that we had obtained a bank waiver in respect of the exclusion of "direct damage and consequential damage following failure of a generator rotor flexible field winding connection block" from our insurance policy. This waiver expired on August 30, 2002. During the outages that took place in July and August 2002, we replaced both of the generator rotors in Units 3 and 4 (which were the subject of the exclusion), with rotors incorporating the new "looped hairpin" design, which was agreed with our insurers. As there are no longer any generator rotors in service at AES Drax which have not been modified in accordance with the requirements of our insurers, we are satisfied that we are in compliance with the terms of the bank waiver that expired on August 30, 2002 and with the terms of our insurance policy. All Units are now operating with rotors which are fully covered in accordance with the terms of our insurance policy.

The other amendments that were approved as part of the Bank Waiver included the following:

1. Trading

The Bank Waiver approved the following changes to our Trading Strategy:

- The ability to sell the 120MW (that is currently required to be reserved to cover forced outages) as a result of a development in the regulatory rules that prohibit the use of the reserve to self-balance to cover a forced outage. Allowing us to sell this capacity is expected to increase revenues.
- The ability to sell power under contracts lasting longer than 1 year in response to the increased liquidity in medium-term power markets. We believe it is prudent to hedge against market price fluctuations by selling power under contracts for up to 3 years. Our strategy is to sell power under a portfolio of contracts of different lengths so that we are assured of certain revenues under the longer term contracts whilst being available to take advantage of any price spikes in the shorter term but also minimising the exposure to any shorter term price dips by not retaining all our power to be sold short-term. We have defined reasonable limits on the contract volumes to be sold with tenors longer than one and two years.
- The ability to enter into Back-to-Back contracts, which since the introduction of NETA offer another route to market for our power. It is not possible to have in place credit arrangements with all potential counterparties, however, we will occasionally want to sell to, or buy from, a counterparty with whom we do not have credit and this can be achieved by having a third party (who has credit with both of the other two counterparties) stepping in the middle as a pass through. This is required because parties will only help us in this manner if we reciprocate. All transactions (including with other AES entities) will be made on an arm's-length basis, in compliance with existing credit requirements, and we will not enter into Back-to-Back contracts for any counterparty that does not do the same for us. Limits are defined for the maximum value of Back-to-Back transactions that can be entered into with any single counterparty.
- The ability to trade on UKPX for day-ahead and intra-day trades only. This power exchange is widely used in the market for day-ahead and intra-day trades, which is

the extent of our proposed usage. This will give us another route to market and therefore help to optimise power sales and to enhance the progressive hedge strategy.

- The ability to accept advance payment for power. Occasionally a counterparty with whom we do not have credit will ask to buy power from us by paying in advance. We did not have the ability to accept such advance payment, even though there is clearly no risk involved. We have put a limit on the trades in respect of which advance payment may be taken such that power will flow no later than 3 months after payment is received and an additional monetary limit on advance payments where the power may flow in the Calculation Period after the payment is received.

2. Maintenance

The Bank Waiver approved an adjustment to the maintenance regime. As part of ongoing operational program at Drax we have decided to move to a "4 year and 8 year" regime following consultation with Stone & Webster and insurers. This change does not mean that less time is spent on maintenance but that the cycle is different. Stone & Webster confirmed that they had no objections to increasing the periods between the maintenance outages, which were previously done on a "3 year and 6 year" regime.

We note that Stone & Webster pointed out that the change to a "4 and 8" maintenance regime may result in the annual overhaul costs at Drax fluctuating rather than being roughly constant under a "3 and 6" regime.

Required Debt Service Coverage Ratios

Under the Calculations and Forecasting Agreement AES Drax is required to advise the Bank's Monitoring Committee of any Required Changes to the Financial Model, which is used as the basis for determining Debt Service Cover Ratios. As part of this process, in connection with the calculation of ratios at June 30, 2002, the Banks requested that the Electricity Market Adviser and the Coal Adviser provide them with updated electricity market parameters and forecast coal prices.

On July 31, 2002 AES Drax requested that the following Required Changes be taken into account:

- Changes to the indexation calculations to ensure that the Financial Model properly takes account of forward price movements.
- Coal stock depletions – the model assumed that all coal burn requirements were met from existing coal contracts or additional purchases of coal, without depletion of the coal stock. The model was adjusted to allow the reduction in coal stocks where the tonnage of coal burnt was greater than the tonnage of coal delivered, provided a minimum level of strategic stock is modelled at all times.
- Interest income earned on the funds held by AES Drax in the Proceeds Account would be taken into account.

As part of this re-forecasting exercise AES Drax also proposed the inclusion of certain assumptions about the benefits accrued from the burning of Petcoke, initially on a one unit trial basis, but subsequently on a full commercial basis. AES Drax has submitted a request to the Environment Agency for permission to burn a 15% blend of Petcoke and coal, on a single unit to prove that there is no adverse impact upon the environment. Assuming that this trial is successful and that approval is obtained, AES Drax hoped to be able to proceed with utilizing Petcoke on a commercial basis.

Based upon the incorporation of the above assumptions into the Financial Model, AES Drax believed that it could pass the Debt Service Cover Ratio (DSCR) Tests required under the Facility Agreement and would be able to distribute funds from AES Drax Power Limited to AES Drax Holdings to pay the senior debt service and from Drax Holdings to Drax Energy to pay the subordinated debt service and replenish the High Yield Debt Service Reserve Account. In addition, AES Drax also hoped to be able to pay a dividend back to its parent company, the AES Corporation.

On July 1, 2002 funds were transferred from the Proceeds Account into the Holding Account in AES Drax Power Ltd. These funds were to be held in this account pending approval of the re-forecast and passing the DSCR Tests.

On August 19, 2002 the Bank's Monitoring Committee confirmed that the Required Changes in respect of coal stocks and interest income would be accepted, but that any benefits assumed from Petcoke should be excluded from the Financial Model until its use has been approved by the Environment Agency. AES Drax agreed to withdraw its request for a Required Change in respect of indexation changes, as this change did not have a material effect on the debt service cover ratios. The outcome of this final determination of the re-forecast is that there is one period (twelve months ended June 30, 2004), falling within both the two-year and five-year projected debt service cover ratio tests, where the debt service cover ratio of 1.19:1 is below the required threshold of 1.25:1. As a result of failing to satisfy this ratio, AES Drax Holdings was not permitted to make the anticipated distributions which included funds required to make debt service payments on the high yield notes on August 30, 2002. The failure to satisfy this ratio is principally due to the forward price curve for electricity prices. Unless there is a change in the outlook for electricity prices during this period, AES Drax can provide no assurance that there will be any change in the tests on the next testing date of December 31,2002.

Should we be unable to pass the forward ratio tests at the end of December 2002, we will be unable to make distributions necessary to permit us to make required payments to the noteholders and there are insufficient funds in the Debt Service Reserve Account to cover such payments. The failure to pay the interest due on the notes on time at the end of February 2003, after a 15 day grace period, would be an event of default under the notes, provided that intercreditor arrangements would prevent enforcement of remedies for at least 90 days.

This failure of forward-looking debt service cover ratio tests created a potential payment default under the High Yield Bond Indenture, as there were insufficient funds therefore available in the High Yield Debt Service Reserve Account to pay the debt service due on the notes on August 30, 2002 in full. This information was provided to the Rating Agencies and on August 20 and 21, 2002, Fitch and Moody's respectively, downgraded the Senior Debt (to 'BB' and 'Ba2' respectively) and the Notes (to 'C' and 'Caa2' respectively). S & P also downgraded the Notes (to 'CCC') on August 20, 2002. On August 21, 2002 AES Corporation issued a press release stating that they would provide the additional funds required to meet the debt service payments due on the Notes on August 30, 2002. AES Corporation arranged to provide AES Drax with funds totaling $10.8 million, which when added to the funds remaining in the Debt Service Reserve Account, of approximately £8 million ensured that the Noteholders received their full interest payments on August 30, 2002. AES Corporation also indicated in its press release that there was no assurance that it would make funds available in the future to enable AES Drax Energy to make debt service payments if distributions continued to be blocked.

The downgrade of the Senior Debt by Fitch and Moody's also increases the interest payable on the Bank Debt, where the margin above GBP LIBOR increases from 220 basis points to 260 basis points. S & P has maintained AES Drax's investment grade rating for the Senior Debt.

MANAGEMENT

Neither we, nor any of our subsidiaries, other than AES Drax, have any operations or any management or employees.

The following tables set forth certain information concerning the management team of AES Drax as of June 30, 2002.

OFFICERS

Name	Age	Position
Naveed Ismail	41	President & Plant Manager
Ian Foy	43	Commercial Manager
John Lowen	51	Transition Manager
John Prickett	50	Generation Business Manager
Martin Jenkins	45	Engineering Business Manager

Naveed Ismail replaced Derek Paton on May 18, 2002 when Mr Paton left to pursue a position in another AES business. Naveed Ismail is also the AES Group Manager responsible for all of AES's businesses in Great Britain. Prior to his move to lead AES businesses in Great Britain in Feb 2002, Mr. Ismail was the President of AES Andes since April 2001, a business group within AES, responsible for all AES businesses activities in Argentina, Chile and Uruguay. Prior to his appointment as leader of this group, Mr. Ismail was President of AES Ekibastuz, a 4000 MW coal fired power plant in Kazakhstan.

During the first quarter of 2002, Amanda Cade, one of our Company Secretaries resigned and has subsequently been replaced by Angela Padbury. Naveed Ismail and Angela Padbury were appointed as a Director and Company Secretary on 31 May and 30 May 2002, respectively.

ITEM 3. MARKET RISKS

AES Drax is exposed to market risks associated with interest rates, foreign exchange rates and commodity prices. We have utilised financial instruments contracts to hedge against such fluctuations. We utilize financial and commodity derivatives solely for the purpose of hedging exposure to market risk. We do not enter into derivative instruments for speculative purposes.

AES Drax believes that there have been no material changes in exposure to market risks during the second quarter of 2002 compared with the exposure set forth in our Annual Report filed with the Commission on Form 20-F for the year ended December 31, 2001.

Interest Rate Risk

AES Drax is exposed to risk resulting from changes in interest rates as a result of the bank debt that was utilised to finance the purchase of the Drax Power Station. Our Hedging Policy, agreed with the senior lenders, is that at least 50% of the senior bank debt (£421.3 million) must be hedged. We currently have executed £565.2 million of interest rate swaps, including cap and floor agreements to effectively fix or limit our interest rate exposure on the underlying financing.

From July 1, 2002 one of the interest rate swaps was refinanced and the optionality removed from the swap, which will offer a cash benefit by reducing the principal by 25% and reducing the impact under US GAAP of FAS 133 and its associated volatility.

The sensitivity of interest payments on the unhedged portion of the floating rate debt on the Bank Facility is such that if interest rates were to increase by 100 basis points from January 1, 2002, the semi-annual interest obligation would increase by £842,600 (2001: £893,200). Similarly, if the interest payable were to decrease by 100 basis points, the semi-annual floating rate interest payment obligation would decrease by £842,600 (2001: £893,200).

The actual interest rate payable in respect of the obligations under the Bank Facility during the period from June 30, 2001 to December 31, 2001 was 7.2313%, compared to 7.665% during the period from January 1, 2001 to June 30, 2001. The actual interest rate payable in respect of the period from January 1, 2002 to June 28, 2002 was 6.33625% and from July 1, 2002 to December 31, 2002 will be 6.52875%. However, due to the recent downgrade of the Senior Debt by Fitch and Moody's this rate will increase to 6.92875%.

Foreign Exchange Rate Risk

AES Drax is exposed to foreign currency risk. A key component of this risk is that some of our monetary obligations are in U.S. Dollars. Therefore, AES is exposed to changes in the U.K. Pound/U.S. Dollar exchange rate. Where possible, we have attempted to limit potential foreign exchange exposure by entering into £200 million of foreign currency swap agreements, to manage our risk related to these foreign currency fluctuations. The weighted average exchange rate which underlies these transactions is £1.00 : $1.5128. Our exposure under these swaps would only increase our interest rate expense if either the £1 vs $1 exchange rate increased to greater then $1.67 : £1.00, or the 6-month GBP LIBOR interest rate increased to approximately 9%. We believe that the hedging currently in place for the Dollar Bonds offers good protection. Under the terms of the Indenture for the Notes (Section 4.31) we are required to have at all times in full force and effect Currency Hedging Agreements which ensure that we receive an aggregate amount in U.S. dollars at least equal to all scheduled interest payments in respect of the principal outstanding on the dollar denominated High Yield Notes, that is in excess of $160 million. Currently, this requires that we have a Currency Hedging Agreement with a notional principal of at least $40 million. On May 30, 2002 a Currency Hedging Agreement was entered into with Deutsche Bank AG New York in compliance with the provisions of Section 4.31 of the Indenture.

Commodity Price Risk

AES Drax is exposed to the impact of market fluctuations in the price of electricity. We have used a hedging strategy, where appropriate, to hedge our financial performance against the effects of fluctuations in electricity commodity prices. The implementation of this strategy involves the use of contracts and options.

PART II

OTHER INFORMATION

ITEM 1. LEGAL AND REGULATORY DEVELOPMENTS

AES Drax Energy Limited is not party to any legal proceedings other than in the ordinary course of business, the ultimate resolution of which is not expected to have a material adverse effect on the financial position or profitability of AES Drax Energy Limited or the other AES Drax companies.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

None.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

ITEM 5. OTHER INFORMATION

None.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

AES DRAX ENERGY LIMITED

Date: 3 September 2002

By:
John Grimes
Director

Date: 3 September 2002

By:
Ian Foy
Director

APPENDIX

AES DRAX ENERGY LIMITED

Financial Statements

30 June 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Periods ended 30 June 2002

	Three months ended		Six months ended	
	30 June 2002 £'000	30 June 2001 £'000	30 June 2002 £'000	30 June 2001 £'000
TURNOVER – continuing operations	129,035	139,553	274,879	309,479
Cost of sales	(48,972)	(63,645)	(110,437)	(152,007)
GROSS PROFIT	80,063	75,908	164,442	157,472
Administrative expenses	(37,199)	(47,499)	(84,010)	(76,718)
OPERATING PROFIT – continuing operations	42,864	28,409	80,432	80,754
Interest receivable and other income	6,900	4,692	13,000	8,142
Interest payable and similar charges	(51,933)	(52,396)	(104,119)	(103,653)
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION	(2,169)	(19,295)	(10,687)	(14,757)
Tax on loss on ordinary activities	(3,277)	421	(9,272)	(6,316)
LOSS ON ORDINARY ACTIVITIES AFTER TAXATION TRANSFERRED FROM RESERVES	(5,446)	(18,874)	(19,959)	(21,073)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial period other than as stated in the profit and loss account. Therefore, no statement of total recognised gains and losses has been presented.

CONSOLIDATED BALANCE SHEET
30 June 2002

	30 June 2002 £'000	31 December 2001 £'000
FIXED ASSETS		
Intangible assets	577,672	594,610
Tangible assets	1,126,632	1,140,245
	1,704,304	1,734,855
CURRENT ASSETS		
Stocks	56,639	62,563
Debtors	916,195	964,349
Cash at bank and in hand	133,270	64,554
	1,106,104	1,091,466
CREDITORS: amounts falling due within one year	(110,362)	(102,714)
NET CURRENT ASSETS	995,742	988,752
TOTAL ASSETS LESS CURRENT LIABILITIES	2,700,046	2,723,607
CREDITORS: amounts falling due after more than one year	(2,581,556)	(2,587,423)
PROVISIONS FOR LIABILITIES AND CHARGES	(19,653)	(17,388)
	98,837	118,796
CAPITAL AND RESERVES		
Called up share capital	172,000	172,000
Profit and loss account	(73,163)	(53,204)
TOTAL EQUITY SHAREHOLDERS' FUNDS	98,837	118,796

CONSOLIDATED CASH FLOW STATEMENT
Six months ended 30 June 2002

	Six months ended 30 June 2002 £'000	Six months ended 30 June 2001 £'000
Net cash inflow from operating activities	136,238	167,550
Returns on investments and servicing of finance		
Interest received	12,864	7,877
Interest paid	(77,570)	(93,849)
Net cash outflow from returns on investments and servicing of finance	(64,706)	(85,972)
Taxation	-	(1,759)
Capital expenditure		
Payments to acquire tangible fixed assets	(2,816)	(1,829)
	(2,816)	(1,829)
Cash inflow before use of liquid resources and financing	68,716	77,990
Management of liquid resources		
Decrease / (increase) in restricted cash deposits	8,319	(851)
Financing		
Repurchase of share capital	-	(20,000)
Increase in cash in the period	77,035	57,139

NOTES TO THE ACCOUNTS
Six months ended 30 June 2002

1. BASIS OF PRESENTATION

The consolidated financial statements include the accounts of AES Drax Energy Limited and its subsidiaries (the "Company"). Intercompany transactions and balances have been eliminated.

In the Company's opinion, all adjustments necessary for a fair presentation of the unaudited results of operations for the six months ended June 30, 2002 and 2001, respectively, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended June 30, 2002 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying financial statements are unaudited and should be read in conjunction with the financial statements, which are incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2001.

2. SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

This note is provided in addition to the previous financial information for US users of the accounts.

The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the approximate effect on net income and shareholders' equity is shown in the following table.

Deferred taxation

Under UK GAAP, deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements, to the extent that it is probable that an asset or a liability will crystallise in the foreseeable future, in accordance with FRS 19. Under US GAAP, deferred taxation is provided on all temporary differences under the liability method, subject to a valuation allowance where applicable in respect of deferred taxation assets, in accordance with SFAS 109, Accounting for Income Taxes.

Additional net deferred tax liabilities recorded at the acquisition date under US GAAP will result in an increase in the amount allocated to tangible fixed assets resulting in additional depreciation expense.

Pensions

The directors do not believe the adoption of FAS 87 costs would differ materially from the pension costs under UK GAAP.

Interest

Under UK GAAP, interest is charged on the £1,725 million Guaranteed Secured Bonds. Under US GAAP, £425 million of equity is offset against the £1,725 million Guaranteed Secured bond. Therefore, interest under US GAAP is charged on the net £1,300 million.

The £1,300 million represents a senior secured bank facility. Repayment of the bank facility is secured by a security interest in the £1,725 million Guaranteed Secured Bonds. Enforcement of the bank facility will give the bank lenders the right to enforce the security package granted under the Guaranteed Secured Bonds. Interest on the bank facility accrues at LIBOR + 1.8%. Principal repayments are due semi-annually over a fifteen year period commencing 30 June 2000. Principal repayments of £25 million, £370 million, £2.7 million, £9.1 million, £22.6 million and £28.1 million were made on 30 June 2000, 2 August 2000, 31 December 2000, 30 June 2001, 31December 2001 and 30 June 2002, respectively.

Goodwill

Under UK GAAP, goodwill arising on the acquisition of subsidiaries represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill is capitalised and amortised over twenty years. Under US GAAP, the acquisition has been treated as an acquisition of assets

NOTES TO THE ACCOUNTS
Six months ended 30 June 2002

2. SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

and accordingly the entire purchase price, including certain liabilities assumed, has been allocated to tangible fixed assets and depreciated over the estimated useful lives of the assets, being thirty five years.

Severance accrual

Under US GAAP, an accrual would be recorded as part of the acquisition of AES Drax Power Limited for the estimated cost of severing certain employees of AES Drax Power Limited. No such accrual has been recorded under UK GAAP.

Derivative Instruments and Hedging Activities

In order to comply with US GAAP, adjustments are required to be made in relation to SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*. This results in the creation of derivative assets and liabilities, together with corresponding gains and losses on all derivative instruments and hedges.

	Three months ended		Six months ended	
	30 June 2002 £'000	30 June 2001 £'000	30 June 2002 £'000	30 June 2001 £'000
Net loss under UK GAAP	(5,446)	(18,874)	(19,959)	(21,073)
US GAAP adjustments:				
Goodwill	8,469	8,469	16,938	16,938
Additional depreciation	(4,838)	(4,838)	(9,675)	(9,675)
Deferred tax	4,994	1,133	18,631	4,226
Additional depreciation due to deferred tax	(5,081)	(5,081)	(10,163)	(10,163)
Interest	10,995	10,706	22,636	21,413
Derivative gain / (loss)	(8,633)	11,550	1,696	(1,184)
Net income under US GAAP	460	3,065	20,104	482

	30 June 2002 £'000	31 December 2001 £'000
Shareholders' equity under UK GAAP	98,837	118,796
US GAAP adjustments:		
Cumulative effect of previous adjustments	72,332	72,454
Goodwill	16,938	33,876
Additional depreciation	(9,675)	(19,350)
Deferred tax	18,631	14,978
Additional depreciation due to deferred tax	(10,163)	(20,326)
Interest	22,636	43,874
Derivatives	17,240	(53,174)
Shareholders' equity under US GAAP	226,776	191,128

AES DRAX POWER FINANCE HOLDINGS LIMITED

Financial Statements

30 June 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Periods ended 30 June 2002

	Three months ended		Six months ended	
	30 June 2002 £'000	30 June 2001 £'000	30 June 2002 £'000	30 June 2001 £'000
TURNOVER – continuing operations	129,035	139,553	274,879	309,479
Cost of sales	(48,972)	(63,645)	(110,437)	(152,007)
GROSS PROFIT	80,063	75,908	164,442	157,472
Administrative expenses	(37,199)	(47,499)	(84,010)	(76,718)
OPERATING PROFIT – continuing operations	42,864	28,409	80,432	80,754
Interest receivable and other income	6,900	4,692	13,000	8,142
Interest payable and similar charges	(51,933)	(52,396)	(104,119)	(103,812)
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION	(2,169)	(19,295)	(10,687)	(14,916)
Tax on loss on ordinary activities	(3,277)	421	(9,272)	(6,316)
LOSS ON ORDINARY ACTIVITIES AFTER TAXATION TRANSFERRED FROM RESERVES	(5,446)	(18,874)	(19,959)	(21,232)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial period other than as stated in the profit and loss account. Therefore, no statement of total recognised gains and losses has been presented.

CONSOLIDATED BALANCE SHEET
30 June 2002

	30 June 2002 £'000	31 December 2001 £'000
FIXED ASSETS		
Intangible assets	577,672	594,610
Tangible assets	1,126,632	1,140,245
	1,704,304	1,734,855
CURRENT ASSETS		
Stocks	56,639	62,563
Debtors	915,792	963,946
Cash at bank and in hand	133,277	64,560
	1,105,708	1,091,069
CREDITORS: amounts falling due within one year	(110,356)	(102,708)
NET CURRENT ASSETS	995,352	988,361
TOTAL ASSETS LESS CURRENT LIABILITIES	2,699,656	2,723,216
CREDITORS: amounts falling due after more than one year	(2,752,557)	(2,758,423)
PROVISIONS FOR LIABILITIES AND CHARGES	(19,653)	(17,388)
	(72,554)	(52,595)
CAPITAL AND RESERVES		
Called up share capital	1,000	1,000
Profit and loss account	(73,554)	(53,595)
TOTAL EQUITY SHAREHOLDERS' DEFICIT	(72,554)	(52,595)

CONSOLIDATED CASH FLOW STATEMENT
Six months ended 30 June 2002

	Six months ended 30 June 2002 £'000	Six months ended 30 June 2001 £'000
Net cash inflow from operating activities	136,239	147,710
Returns on investments and servicing of finance		
Interest received	12,864	7,877
Interest paid	(77,570)	(94,009)
Net cash outflow from returns on investments and servicing of finance	(64,706)	(86,132)
Taxation	-	(1,759)
Capital expenditure		
Payments to acquire tangible fixed assets	(2,816)	(1,829)
	(2,816)	(1,829)
Cash inflow before use of liquid resources	68,717	57,990
Management of liquid resources		
Decrease / (increase) in restricted cash deposits	8,318	(851)
Increase in cash in the period	77,035	57,139

NOTES TO THE ACCOUNTS
Six months ended 30 June 2002

1. BASIS OF PRESENTATION

The consolidated financial statements include the accounts of AES Drax Power Finance Holdings Limited and its subsidiaries (the "Company"). Intercompany transactions and balances have been eliminated.

In the Company's opinion, all adjustments necessary for a fair presentation of the unaudited results of operations for the six months ended June 30, 2002 and 2001, respectively, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended June 30, 2002 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying financial statements are unaudited and should be read in conjunction with the financial statements, which are incorporated herein by reference to AES Drax Energy Limited's Annual Report on Form 20-F for the year ended December 31, 2001.

2. SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

This note is provided in addition to the previous financial information for US users of the accounts.

The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the approximate effect on net income and shareholders' equity is shown in the following table.

Deferred taxation

Under UK GAAP, deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements, to the extent that it is probable that an asset or a liability will crystallise in the foreseeable future, in accordance with FRS 19. Under US GAAP, deferred taxation is provided on all temporary differences under the liability method, subject to a valuation allowance where applicable in respect of deferred taxation assets, in accordance with SFAS 109, Accounting for Income Taxes.

Additional net deferred tax liabilities recorded at the acquisition date under US GAAP will result in an increase in the amount allocated to tangible fixed assets resulting in additional depreciation expense.

Pensions

The directors do not believe the adoption of FAS 87 costs would differ materially from the pension costs under UK GAAP.

Interest

Under UK GAAP, interest is charged on the £1,725 million Guaranteed Secured Bonds. Under US GAAP, £425 million of equity is offset against the £1,725 million Guaranteed Secured bond. Therefore, interest under US GAAP is charged on the net £1,300 million.

The £1,300 million represents a senior secured bank facility. Repayment of the bank facility is secured by a security interest in the £1,725 million Guaranteed Secured Bonds. Enforcement of the bank facility will give the bank lenders the right to enforce the security package granted under the Guaranteed Secured Bonds. Interest on the bank facility accrues at LIBOR + 1.8%. Principal repayments are due semi-annually over a fifteen year period commencing 30 June 2000. Principal repayments of £25 million, £370 million, £2.7 million, £9.1 million, £22.6 million and £28.1 million were made on 30 June 2000, 2 August 2000, 31 December 2000, 30 June 2001, 31 December 2001 and 30 June 2002, respectively.

Goodwill

Under UK GAAP, goodwill arising on the acquisition of subsidiaries represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill is capitalised and amortised over twenty years. Under US GAAP, the acquisition has been treated as an acquisition of assets

NOTES TO THE ACCOUNTS
Six months ended 30 June 2002

2. SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

and accordingly the entire purchase price, including certain liabilities assumed, has been allocated to tangible fixed assets and depreciated over the estimated useful lives of the assets, being thirty five years.

Severance accrual

Under US GAAP, an accrual would be recorded as part of the acquisition of AES Drax Power Limited for the estimated cost of severing certain employees of AES Drax Power Limited. No such accrual has been recorded under UK GAAP.

Derivative Instruments and Hedging Activities

In order to comply with US GAAP, adjustments are required to be made in relation to SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*. This results in the creation of derivative assets and liabilities, together with corresponding gains and losses on all derivative instruments and hedges.

	Three months ended		**Six months ended**	
	30 June 2002 £'000	**30 June 2001 £'000**	**30 June 2002 £'000**	**30 June 2001 £'000**
Net loss under UK GAAP	(5,446)	(18,874)	(19,959)	(21,232)
US GAAP adjustments:				
Goodwill	8,469	8,469	16,938	16,938
Additional depreciation	(4,838)	(4,838)	(9,675)	(9,675)
Deferred tax	4,994	1,133	18,631	4,226
Additional depreciation due to deferred tax	(5,081)	(5,081)	(10,163)	(10,163)
Interest	10,995	10,706	22,636	21,413
Derivative gain / (loss)	(8,633)	11,550	1,696	(1,184)
Net income under US GAAP	460	3,065	20,104	323

	30 June 2002 £'000	**31 December 2001 £'000**
Shareholders' equity under UK GAAP	(72,554)	(52,595)
US GAAP adjustments:		
Cumulative effect of previous adjustments	72,332	72,454
Goodwill	16,938	33,876
Additional depreciation	(9,675)	(19,350)
Deferred tax	18,631	14,978
Additional depreciation due to deferred tax	(10,163)	(20,326)
Interest	22,636	43,874
Derivatives	17,240	(53,174)
Shareholders' equity under US GAAP	55,385	19,737

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

AES DRAX ENERGY LIMITED

Date: 3 September 2002

By: ________________
John Grimes
Director

Date: 3 September 2002

By: ________________
Ian Foy
Director